Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES - UPDATE - SALE OF THE ARENA
SHOPPING AND ENTERTAINMENT CENTER IN HERZLIA, ISRAEL

Tel-Aviv, Israel, April 30, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that on April 22, 2007 its wholly owned subsidiaries Elscint Ltd. and E.L.S Trust Ltd. (“Elscint”) have signed an Addendum to the Heads of Terms dated February 6, 2007 (“Addendum”), with Israel Financial Levers Ltd. (TASE) (“Israel Financial Levers”), with regards to the sale of "Arena" Shopping and Entertainment Center, located at the Herzlia Marina in Israel (“Arena Center”).

Pursuant to the Addendum, Israel Financial Levers has declared it has finalized it’s detailed due diligence investigation, and its willing to purchase the entire rights in and to Arena Center (the “Transaction”).

The parties agreed that the Transaction is subject to the execution of a definitive agreement to be signed not later than May 22, 2007 (“Record Date”).
In addition, the parties agreed that Israel Financial Levers will acquire the entire rights in and to the Arena Center in consideration for NIS 538 million (approximately US$ 133.5 million). In addition, a price adjustment of up to an additional NIS 10.5 million (approximately US$ 2.6 million) will be paid subject to the attainment of certain conditions agreed upon between the parties.

The purchaser agreed to pay a non-refundable deposit in the amount of US$ 5.0 million, out of which an amount of US$ 3.0 million has been paid at the Addendum's signature date (the “Deposit”). The Deposit will be considered as final and agreed upon compensation of Israel Financial Levers to the Company in case that the Transaction will not be consummated untill the Record Date or as the payment on account of the total consideration if the transaction will be consummated.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@elbitimaging.com	kprice@hfgcg.com